UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 10, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 10 June 2026 entitled ‘Vodafone Greece & PPC Group proposed fibre JV’.

10 JUNE 2026

Vodafone Greece & PPC Group proposed fibre JV

Vodafone Panafon Hellenic Telecommunications Company S.A. ("Vodafone Greece") and Public Power Corporation S.A. ("PPC Group") have today entered into heads of terms in relation to the formation of a potential 50:50 joint venture comprising their respective fibre to the home ("FTTH") networks and wholesale fibre businesses in Greece (the "JV"). Vodafone Greece and PPC Group's fibre businesses currently cover more than 1.6 million homes on a combined basis. The JV would intend to provide wholesale open access to internet service providers in Greece.

Formation of the JV is subject to completion of due diligence, agreement on binding transaction documentation and will be subject to customary conditions including regulatory approvals. There is no certainty at this stage that a transaction will be agreed. Vodafone expects to provide a further update in due course.

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 15 countries with investments in a further four and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About PPC Group

PPC is the leading integrated utility group in Southeastern Europe, with activities spanning electricity generation, distribution and the sale of advanced energy products and services. The Group operates primarily in Greece, Romania and North Macedonia, while further expanding its renewables footprint in Italy, Bulgaria and Croatia.

PPC has a total installed capacity of 12.4GW, across thermal, hydro and renewable energy assets, with a electricity generation of approximately 22TWh. It is the leading electricity supplier in Greece and one of the largest in Romania, servicing 8.5m customers and supplying approximately 32TWh of electricity, alongside a broad range of Value Added Services. PPC is also active in the electricity distribution, with a total Regulated Asset Base of €5.7bn as of year-end 2025.

PPC's new 2030 Strategic Plan builds on its successful integrated business model and targets growth opportunities across Central and Southeastern Europe. The plan is supported by a €24 bn investment programme focused on renewable energy, storage and flexible generation, as well as data center infrastructure.

Founded in 1950, PPC has been publicly listed since 2001, with its shares traded on the Main Market of Euronext Athens.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 10, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary